AB 3/6

08028337

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8- 50631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champaign Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6400 Perimeter Drive
(No. and Street)

Dublin	OH	43016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa C. Peters, Treasurer 614-210-2403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek
(Name – *if individual, state last, first, middle name*)

10 West Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/11/08

OATH OR AFFIRMATION

I, Lisa C. Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champaign Investment Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WENDY J. BRENNER
NOTARY PUBLIC
STATE OF OHIO
MY COMM. EXP.
12-30-08

Lisa C Peters
Signature

Treasurer
Title

Wendy J Brenner
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAMPAIGN INVESTMENT COMPANY
Dublin, Ohio

FINANCIAL STATEMENTS
December 17, 2007 and December 31, 2007

CHAMPAIGN INVESTMENT COMPANY
Dublin, Ohio

FINANCIAL STATEMENTS
December 17, 2007 and December 31, 2007

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Champaign Investment Company
Dublin, Ohio

We have audited the accompanying statement of financial condition of Champaign Investment Company as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the periods from December 18, 2007 to December 31, 2007 ("Post-Acquisition Period") and January 1, 2007 to December 17, 2007 ("Pre-Acquisition Period"), that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champaign Investment Company as of December 31, 2007, and the results of its operations and its cash flows for the periods from December 18, 2007 to December 31, 2007 ("Post-Acquisition Period") and January 1, 2007 to December 17, 2007 ("Pre-Acquisition Period") in conformity with accounting principles generally accepted in the United States of America.

(Continued)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 and Note 8 to the financial statements, Champaign Investment Company operated as a wholly-owned subsidiary of Futura Banc Corp. until December 17, 2007, when Futura Banc Corp.'s stock was acquired by First Citizens Banc Corp in a transaction accounted for as a purchase. The allocated purchase price of Champaign Investment Company was allocated to the assets and liabilities of Champaign Investment Company based upon fair values at December 17, 2007. Accordingly, the information in the accompanying financial statements for the Pre-Acquisition Period is not comparable to the Post-Acquisition Period.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 20, 2008

CHAMPAIGN INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 94,944
Deposit with clearing broker	63,511
Broker fees and commissions receivable	4,573
Furniture and equipment, net of accumulated depreciation of $1,008	289
Customer relationship intangible	51,773
Prepaid expenses and other assets	6,027
	$ 221,117
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 38,504
Stockholder's equity	
Common stock, no par value; 850 shares authorized, 308 shares issued and outstanding	186,226
Accumulated deficit	(3,613)
Total stockholder's equity	182,613
	$ 221,117

See accompanying notes to financial statements.

CHAMPAIGN INVESTMENT COMPANY
STATEMENTS OF OPERATIONS
For the Periods of December 18, 2007 to December 31, 2007 and
January 1, 2007 to December 17, 2007

	Post-Acquisition Period December 18, 2007- December 31, 2007	Pre-Acquisition Period January 1, 2007 to December 17, 2007
Revenues		
Brokerage commissions	$ 1,669	$ 177,908
Insurance commissions	271	20,733
Investment advisory fees	3,228	67,091
Interest and dividends	265	5,914
	5,433	271,646
Expenses		
Compensation and benefits	1,641	109,773
Commission to independent representatives	1,871	71,909
Clearing broker fees	2,000	46,000
Communication and data processing	20	3,129
Professional services	1,025	25,661
Equipment	1,146	12,383
Supplies	--	194
Regulatory and licensing fees	--	8,448
Insurance	551	6,708
Amortization of customer relationship intangible	1,479	--
Goodwill impairment	--	165,185
Other	203	13,740
	9,936	463,130
Loss before income taxes	(4,503)	(191,484)
Income tax benefit	890	8,710
Net loss	$ (3,613)	$ (182,774)

See accompanying notes to financial statements.

CHAMPAIGN INVESTMENT COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Periods of December 18, 2007 to December 31, 2007 and
January 1, 2007 to December 17, 2007

	Common Stock	Accumulated Deficit	Total
Balance at January 1, 2007	$ 607,000	$ (316,252)	$ 290,748
Capital contributions	25,000	--	25,000
Net loss	--	(182,774)	(182,774)
Balance at December 17, 2007	$ 632,000	$ (499,026)	$ 132,974
Opening Post-Acquisition Balance	$ 186,226	$ --	$ 186,226
Net loss	--	(3,613)	(3,613)
Balance at December 31, 2007	$ 186,226	$ (3,613)	$ 182,613

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS
For the Periods of December 18, 2007 to December 31, 2007 and
January 1, 2007 to December 17, 2007

	Post-Acquisition Period December 18, 2007- December 31, 2007	Pre-Acquisition Period January 1, 2007 to December 17, 2007
Cash flows from operating activities		
Net loss	$ (3,613)	$ (182,774)
Adjustments to reconcile net loss to net cash from operating activities		
Depreciation	1,008	7,900
Amortization of customer relationship intangible	1,479	--
Goodwill impairment	--	165,185
Changes in assets and liabilities		
Increase in deposit with clearing broker	(125)	(2,793)
Decrease (increase) in broker fees and commissions receivable	(1,295)	3,172
Deferred income taxes	(870)	(1,147)
Decrease in prepaid expenses and other assets	2,118	9,967
Increase (decrease) in accounts payable and other liabilities	(694)	5,362
Net cash used in operating activities	(1,992)	4,872
Cash flows from financing activities		
Capital contributions	--	25,000
Net cash used in investing activities	--	25,000
Net change in cash and cash equivalents	(1,992)	29,872
Cash and cash equivalents at beginning of period	96,936	67,064
Cash and cash equivalents at end period	$ 94,944	$ 96,936

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Champaign Investment Company (Company) is a fully disclosed introducing broker and dealer in securities, and is a registered investment advisor. The Company was incorporated in October 1995 and commenced operations as a registered investment advisor in July 1996. The license to also operate as a fully disclosed introducing broker dealer was obtained in April 1998. The Company operated as a wholly-owned subsidiary of Futura Banc Corp. (Futura) until December 17, 2007, when Futura's stock was acquired by First Citizens Banc Corp (Citizens) in a transaction accounted for as a purchase. From December 18, 2007 to December 31, 2007, the Company was a wholly-owned subsidiary of Citizens.

Basis of Presentation: The accompanying financial statements present the statement of financial condition as of December 31, 2007, which includes the revaluation of the Company's assets and liabilities as described in Note 8, and statements of operations and cash flows for the periods of January 1, 2007 through December 17, 2007 ("Pre-Acquisition Period") under the Company's prior ownership, Futura, and for the period from December 18 through December 31, 2007 (Post-Acquisition Period) under the Company's new ownership, Citizens. The allocated purchase price of the Company was allocated to the assets and liabilities of the Company based upon fair values at December 17, 2007. Accordingly, the information in the accompanying financial statements for the Pre-Acquisition Period is not comparable to the Post-Acquisition Period. See Note 8 for further detail on the acquisition of Champaign Investment Company.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ.

Cash Flow Reporting: The Company considers cash on hand and short-term investments having original maturities of three months or less as cash and cash equivalents for purposes of the statement of cash flows. During the Pre-Acquisition Period, the Company received $17,149 from Futura as settlement of income taxes receivable.

Revenue Recognition: The Company records commissions from securities transactions on a trade date basis as securities transactions occur. The Company recognizes fees from its investment advisory services on a pro rata basis over the term of the contract. The Company recognizes insurance commissions on a pro rata basis over the term of the contract.

Furniture and Equipment: Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed over the assets' useful lives on a straight-line basis, which range from three to seven years.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company's operating results are included in the consolidated federal income tax return of Futura during the Pre-Acquisition Period and Citizens during the Post-Acquisition Period. The Company has entered into a tax sharing agreement with its Parent Company whereby the Company agrees to calculate federal income taxes at the consolidated tax rate, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent Company. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

Goodwill and Customer Relationship Intangible: Goodwill of $165,185 and reflected as an asset at January 1, 2007, resulted from the Futura acquisition in 2000. The goodwill represented the excess of the purchase price over the fair value of acquired tangible assets and liabilities. Due to the allocated purchase price of $186,226 and anticipated changes in the Company's business plan, the Company determined that the Goodwill was impaired during the Pre-Acquisition Period. As a result of Citizens' December 17, 2007 acquisition of Futura, the Company's assets and liabilities were revalued based upon fair values at December 17, 2007. At December 17, 2007, a customer relationship intangible was established in an amount of $53,252, which represents the fair value of customer relationships of the Company. The customer relationship intangible will be amortized over the estimated life of the relationships, five years, using an accelerated amortization method.

Concentrations: At December 31, 2007, the Company had $61,619 invested in the Federated Automated Cash Management Trust SS.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Continued)

NOTE 2 - FULLY DISCLOSED CLEARING AGREEMENT

The Company has entered into a fully disclosed clearing agreement with Ridge Clearing & Outsourcing (Ridge) whereby customer accounts are cleared and carried by Ridge. The agreement calls for the Company to maintain a deposit balance in an account maintained by Ridge. The deposit amount, according to the original agreement, was $50,000 subject to increases based upon the volume and nature of transactions. At December 31, 2007 the Company had $63,511 in cash on deposit to satisfy this requirement, and this is included as a separate line item on the statement of financial condition. The original contract period was for two years from the date of commencement and is automatically renewable for one-year periods thereafter, unless written notice of termination is given by either party. Additionally, the Company had a $4,573 receivable from Ridge as of December 31, 2007.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company had cash on deposit of $21,160 with Citizens Banking Company (Bank), a wholly-owned subsidiary of Citizens at December 31, 2007. The Company had rental expenses of approximately $6,000 during the year ended December 31, 2007, $5,750 of which was expensed during the Pre-Acquisition Period, and $250 of which was expensed during the Post-Acquisition Period.

Futura has historically injected capital into the Company as needed to maintain adequate net capital under Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). During 2007, Futura contributed capital of $25,000 to the Company.

(Continued)

NOTE 4 - EMPLOYEE BENEFIT PLANS

During the Pre-Acquisition Period, eligible employees participated in the 401(k) profit sharing plan sponsored by Futura. The annual expense of the plan is equal to the sum of employer non-matching contributions and employer matching contributions. Employer non-matching contributions are made at the discretion of Futura's Board of Directors in the amount of 3.5% of compensation. Employer non-matching contributions are allocated based on proportionate compensation, except for participants with compensation more than the social security wage base. These employees receive an additional allocation on excess compensation equal to the lesser of 5.7% of compensation or the lowest non-matching contribution allocated to any other eligible participant expressed as a percentage of compensation. Employer matching contributions range from 0% to 100% of employee 401(k) contributions. Employee 401(k) contributions exceeding 6.5% of a participant's compensation are not eligible for employer matching contributions. Employee 401(k) contributions are vested at all times. Employer non-matching contributions are vested after three years of service. Matching contributions made for plan years beginning January 1, 2001 are vested after three years. The Pre-Acquisition Period expense related to this plan was $2,576, which is included in Compensation and benefits on the Statement of Operations. On December 17, 2007 the 401k plan was terminated, all contributions became fully vested.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $124,454, which was $74,454 in excess of its required net capital of $50,000. At December 31, 2007, the Company's aggregate indebtedness to net capital ratio was .28 to 1.

NOTE 6 - RULE 15c3-3 EXEMPTION

The Company is exempt from certain provisions of SEC Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of Rule 15c3-3. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(Continued)

NOTE 7 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Futura for the period January 1, 2007 to December 17, 2007, and Citizens for the period December 18, 2007 to December 31, 2007. The Company files its own state and local tax returns.

Income tax benefit was as follows:

	Post-Acquisition Period December 18, 2007- December 31, 2007	Pre-Acquisition Period January 1, 2007 to December 17, 2007
Current	$ (7,563)	$ (20)
Deferred	(1,147)	(870)
	$ (8,710)	$ (890)

December 31, 2007 deferred tax liabilities of $20,740 resulted from a purchase accounting adjustment and a difference in depreciation expense recognized for book and tax purposes. December 31, 2007 deferred tax assets of $153 resulted from a donation carryforward.

Income tax expense differed from the amount determined by applying the statutory federal income tax rate to income before income taxes primarily due to non-deductible goodwill impairment, meals and entertainment expenses and the use of the consolidated entity's effective tax rate.

NOTE 8 - FIRST CITIZENS BANC CORP ACQUISITION OF CHAMPAIGN INVESTMENT COMPANY

On December 17, 2007, Citizens announced the completion of the merger of Futura, with and into Citizens, pursuant to the terms of the Agreement and Plan of Merger, dated as of June 7, 2007, by and between Citizens and Futura (the "Merger Agreement"). Immediately following the merger, Futura was merged with and into Citizens. Futura's broker dealer subsidiary, Champaign Investment Company, will continue business as a subsidiary of Citizens. During 2008, the Company plans to transfer all interest in future commission revenue associated with customer contracts and investment transactions to Citizens Wealth Management Company, a division of Citizens.

(Continued)

NOTE 8 - FIRST CITIZENS BANC CORP ACQUISITION OF CHAMPAIGN INVESTMENT COMPANY (Continued)

In accordance with the Merger Agreement, on December 17, 2007, Citizens acquired Futura's stock in a transaction accounted for as a purchase. The allocated purchase price of Champaign Investment Company, totaling $186,266, was allocated to the assets and liabilities of Champaign Investment Company based upon fair values at December 17, 2007. Since Champaign Investment Company's assets and liabilities consist of cash and cash equivalents, deposit with clearing broker, goodwill, nearly fully depreciated furniture and equipment and other short-term receivables, payables, and prepaids, there was only one purchase accounting adjustment on December 17, 2007 to adjust the balance sheet to fair value. On December 17, 2007, a purchase accounting adjustment was made to record a customer relationship intangible in an amount of $53,252, which represents the fair value of the Company's customer relationships. The customer relationship intangible will be amortized over the estimated life of the relationships, five years, using an accelerated amortization method. During the Post-Acquisition Period, amortization of customer relationship intangible totaled $1,479. Anticipated amortization during the next five years ended December 31 is as follows:

December 31 YEAR ENDED		
2008	$	17,455
2009		13,905
2010		10,355
2011		6,804
2012		3,254
	$	51,773

The allocation of the purchase price of $186,226 to the assets and liabilities of the Company at December 17, 2007, based on management's estimate of their fair values and reconciliation to the cash provided by the acquisition is as follows:

Deposit with clearing firm	$	63,386
Broker fees & commissions receivable		3,278
Property and equipment net of accumulated depreciation of 11781		1,297
Customer relationship intangible		53,252
Other assets		8,145
Accounts payable and other liabilities		(40,068)
Total assets acquired net of liabilities		89,290
Cash of acquired business		96,936
Net cash used in acquisition	$	186,226

SUPPLEMENTARY INFORMATION

CHAMPAIGN INVESTMENT COMPANY
SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

Computation of net capital	
Total stockholder's equity	$ 182,613
Allowable credit for deferred federal income taxes	3,881
Deductions and other charges:	
Nonallowable assets	
Commission receivable	2,644
Furniture and equipment, net	289
Prepaid expenses and other assets	6,027
Customer relationship intangible	51,773
Haircut on securities	1,307
	62,040
Net capital	$ 124,454
Aggregate indebtedness	
Item included in statement of financial condition	
Accounts payable and accrued expenses	$ 34,623
Total aggregate indebtedness	$ 34,623
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6-2/3% of total aggregate indebtedness or $50,000)	$ 50,000
Excess net capital	$ 74,454
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 120,992
Ratio: Aggregate indebtedness to net capital	28%

Note: The above computation does not differ materially from the computation of net capital under rule 15c3-1 as of December 31, 2007, as filed on Form X-17A-5 by Champaign Investment Company.

CHAMPAIGN INVESTMENT COMPANY
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

Champaign Investment Company (the "Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Champaign Investment Company
Dublin, Ohio

In planning and performing our audit of the financial statements of Champaign Investment Company (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

(Continued)

statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in a accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 20, 2008

END